                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

             TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

                                TO RULE 13d-2(a)

                                (Amendment No. )(1)

                        SmartForce Public Limited Company

                                (Name of Issuer)

                           American Depository Shares

     Each representing an Ordinary Share, nominal value Euro 0.11 per share
                         (Title of Class of Securities)

                                    83170A206

                                 (CUSIP Number)

             Charles E. Moran, President and Chief Executive Officer

                              SkillSoft Corporation

              20 Industrial Park Drive, Nashua, New Hampshire 03062

                                 (603) 324-3000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 10, 2002

             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 10 Pages)


--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 83170A206                 13D                       PAGE 2 OF 10 PAGES


--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         SkillSoft Corporation
         I.R.S. Identification No.:  02-0496115
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
     NUMBER OF         7.       SOLE VOTING POWER
      SHARES                     11,351,738
   BENEFICIALLY        ---------------------------------------------------------
  OWNED BY EACH
    REPORTING          8.       SHARED VOTING POWER
   PERSON WITH                  384,232
                       ---------------------------------------------------------
                       9.       SOLE DISPOSITIVE POWER
                                11,351,738
                       ---------------------------------------------------------
                      10.      SHARED DISPOSITIVE POWER
                                 0
                       ---------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           11,735,970
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           20.6%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 83170A206                                                 Page 3 of 10

ITEM 1.         SECURITY OF THE ISSUER.

         The class of equity securities to which this statement relates is the American Depository Shares (the "SmartForce ADSs"), each of which represents one ordinary share, nominal value Euro 0.11 per share (the "SmartForce Ordinary Shares"), of SmartForce Public Limited Company, a public limited liability company organized under the laws of the Republic of Ireland (the "Issuer"). The principal executive offices of the Issuer are located at 900 Chesapeake Drive, Redwood City, California 94063.

ITEM 2.         IDENTITY AND BACKGROUND.

         This statement is being filed by SkillSoft Corporation, a Delaware corporation ("SkillSoft"). SkillSoft is a provider of comprehensive e-Learning solutions to large businesses and governmental organizations. The address of its principal office is 20 Industrial Park Drive, Nashua, New Hampshire 03062.

       Attached hereto as Schedule A is a list of the directors and executive officers of SkillSoft, which Schedule A contains the following information with respect to each such director and executive officer:

     (a)  name;

     (b)  business address; and

     (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Schedule A also contains the name, state of organization, principal business and address of principal offices with respect to certain stockholders of SkillSoft who may be deemed to be a controlling person of SkillSoft.

         To the knowledge of SkillSoft, each director and executive officer identified in Schedule A hereto is a United States citizen.

         During the last five years, neither SkillSoft nor, to the knowledge of SkillSoft, any party named in Schedule A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither SkillSoft nor, to the knowledge of SkillSoft, any party named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See Item 4 below.

ITEM 4.         PURPOSE OF TRANSACTIONS.

         On June 10, 2002, the Issuer, Slate Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Issuer, and SkillSoft entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Slate Acquisition Corp. agreed to merge with and into SkillSoft (the "Merger"), with SkillSoft remaining as the surviving corporation and a wholly owned subsidiary of the Issuer.

Cusip No. 83170A206                                                 Page 4 of 10


         The Merger Agreement provides that, as a result of the Merger, each outstanding share of common stock, $.001 par value per share, of SkillSoft (the "SkillSoft Common Stock") will be converted into the right to receive 2.3674 SmartForce ADSs (the "Exchange Ratio"). Pursuant to the terms of the Merger Agreement, no fractional shares of SmartForce ADSs will be issued in the Merger, and each stockholder of SkillSoft who would otherwise be entitled to receive a fractional share of SmartForce ADSs will instead receive a cash amount equal to such fractional part of a SmartForce ADS multiplied by the weighted average of the last reported sales prices of SmartForce ADSs at the 4:00 p.m., Eastern time, end of regular trading hours on The Nasdaq National Market during the ten consecutive trading days ending on and including the last trading day prior to the effective time of the Merger. In addition, pursuant to the Merger Agreement, each outstanding option to purchase shares of SkillSoft Common Stock will be assumed by the Issuer (each, an "Assumed Option") at the effective time of the Merger. At the effective time of the Merger, each Assumed Option will become an option to purchase that number of SmartForce ADSs as is equal to the number of shares of SkillSoft Common Stock subject to such stock option immediately prior to the Merger multiplied by the Exchange Ratio and rounded down to the nearest whole number. The price per share of the Assumed Option will be equal to the exercise price per share of SkillSoft Common Stock at which such stock option was exercisable immediately prior to the Merger divided by the Exchange Ratio and rounded up to the nearest whole cent.

         In consideration of SkillSoft's entering into the Merger Agreement, each of the shareholders of the Issuer listed on Schedule B hereto (the "Shareholders") entered into the SmartForce Shareholder Voting Agreement, dated as of June 10, 2002, with SkillSoft and the Issuer (the "SmartForce Voting Agreement"). Pursuant to the SmartForce Voting Agreement, the Shareholders agreed to vote an aggregate of 384,232 SmartForce ADSs in the respective amounts listed next to their names on Schedule B hereto, along with any additional SmartForce ADSs acquired by a Shareholder after the date of the SmartForce Voting Agreement and prior to the termination thereof (the "SmartForce Voting Shares"), in favor of the Merger and on related matters. In connection with the SmartForce Voting Agreement, SkillSoft was granted an irrevocable proxy to vote the SmartForce Voting Shares in favor of the Merger and on related matters.

         In further consideration of SkillSoft's entering into the Merger Agreement, the Issuer entered into the SkillSoft Option Agreement, dated as of June 10, 2002, with SkillSoft (the "SkillSoft Option Agreement"). The SkillSoft Option Agreement grants SkillSoft the right, under certain circumstances, to purchase up to 11,351,738 SmartForce ADSs at a price of $5.32 per share (subject to adjustment) (the "Option").

         In consideration of the Issuer's entering into the Merger Agreement, the executive officers and directors of SkillSoft entered into the SkillSoft Stockholder Voting Agreement, dated as of June 10, 2002, with the Issuer and SkillSoft (the "SkillSoft Voting Agreement"). Pursuant the SkillSoft Voting Agreement, the SkillSoft executive officers and directors agreed to vote an aggregate of 6,915,770 shares of SkillSoft Common Stock, along with any additional shares of SkillSoft Common Stock acquired by any such executive officer or director after the date of the SkillSoft Voting Agreement and prior to the termination thereof, in favor of the Merger and on related matters. In connection with the SkillSoft Voting Agreement, the Issuer was granted an irrevocable proxy to vote these shares of SkillSoft Common Stock in favor of the Merger and on related matters.

         In further consideration of the Issuer's entering into the Merger Agreement, SkillSoft entered into the SmartForce Option Agreement, dated as of June 10, 2002, with the Issuer (the "SmartForce

Cusip No. 83170A206                                                 Page 5 of 10

Option Agreement"). The SmartForce Option Agreement grants the Issuer the right, under certain circumstances, to purchase up to 3,473,930 shares of SkillSoft Common Stock at a price of $14.93 per share (subject to adjustment).

         Pursuant to the Merger Agreement, the Issuer will take all necessary action to cause, effective as of the effective time of the Merger, the following changes to the present board of directors and management of the Issuer:

     (a) the number of members of the board of directors of the Issuer to be fixed at seven;
     (b) the election of Charles E. Moran, Stewart K.P. Gross and William T. Coleman III, each of whom are current directors of SkillSoft, along with Howard Edelstein, SkillSoft's designee, to the board of directors of the Issuer;
     (c) the resignation, or removal without cause, of all current directors of the Issuer other than Gregory M. Priest, James S. Krzywicki and Ferdinand von Prondzynski;
     (d) the appointment of Charles E. Moran, who is currently the Chairman, President and Chief Executive Officer of SkillSoft, as President and Chief Executive Officer of the Issuer; and
     (e) the appointment of Gregory M. Priest, who is currently the Chairman, President and Chief Executive of the Issuer, as Chairman and Chief Strategy Officer of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)(b) As a result of the SmartForce Voting Agreement, SkillSoft has sole power to control the vote of the Shares on the matters related to the Merger, but has no voting power with regard to any other matters. There are an aggregate of 384,232 SmartForce Voting Shares, which represent 0.67% of the outstanding SmartForce Ordinary Shares. This percentage amount is based upon 57,043,910 shares of outstanding SmartForce Ordinary Shares (in the form of SmartForce Ordinary Shares or SmartForce ADSs), as listed in the Issuer's capitalization representation and warranty in the Merger Agreement. SkillSoft has no power to dispose of the SmartForce ADSs owned by the Stockholders.

         SkillSoft will have the sole power to control the vote and to dispose of the SmartForce ADSs issued upon exercise by SkillSoft of the Option.

         Based on the foregoing, SkillSoft may be deemed, for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 11,735,970 SmartForce ADSs. The SmartForce ADSs that may be deemed beneficially owned by SkillSoft represent approximately 20.6% of the outstanding SmartForce Ordinary Shares. This percentage amount is based upon 57,043,910 shares of outstanding SmartForce Ordinary Shares (in the form of SmartForce Ordinary Shares or SmartForce ADSs), as listed in the Issuer's capitalization representation and warranty in the Merger Agreement. Schedule A lists the number of SmartForce ADSs beneficially owned by each party named in
Item 2, to the best knowledge of SkillSoft.

         (c) Neither SkillSoft nor, to the knowledge of SkillSoft, any party named in Schedule A hereto has effected any transactions in SmartForce ADSs during the past sixty (60) days.

         (d) The SmartForce ADSs set forth opposite the name of Charles E. Moran on Schedule A hereto are beneficially owned by Susan M. Moran, Mr. Moran's spouse, and are held in Mrs. Moran's sole name. Mrs. Moran has the right to receive or the power to direct the receipt of dividends from, or

Cusip No. 83170A206                                                 Page 6 of 10


the proceeds from the sale of, such SmartForce ADSs.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       The description of the SmartForce Voting Agreement, the SkillSoft Option Agreement, the Merger Agreement and the Merger in Item 4 above are incorporated herein by reference.

       In addition, Warburg, Pincus Ventures, L.P., a stockholder of SkillSoft ("WPV"), entered into the Registration Rights Agreement, dated as of June 10, 2002, with the Issuer (the "Rights Agreement"). The Rights Agreement provides that, under certain circumstances, the Issuer will register the SmartForce ADSs issued to WPV and any partner of WPV in connection with the Merger on a registration statement in compliance with the Securities Act of 1933, as amended. WPV is managed by Warburg, Pincus LLC ("WP LLC"), and Stewart K.P. Gross and C. Samantha Chen, who are directors of SkillSoft, are each a managing director and member of WP LLC.

       Other than the Rights Agreement, the SmartForce Voting Agreement, the SkillSoft Option Agreement, the Merger Agreement and the Merger, to the best knowledge of SkillSoft, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such person or entity and any person or entity with respect to any securities of the Issuer, including but not limited to transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding or proxies.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

       The following documents are filed as Exhibits to this statement.

Exhibit No.       Description

1 SkillSoft Option Agreement, dated as of June 10, 2002, by and between SkillSoft Corporation and SmartForce Public Limited Company.

2 SmartForce Option Agreement, dated as of June 10, 2002, by and between SmartForce Public Limited Company and SkillSoft Corporation.

3 SkillSoft Stockholder Voting Agreement, dated as of June 10, 2002, by and among SmartForce Public Limited Company, SkillSoft Corporation and each of James Adkisson, C. Samantha Chen, William T. Coleman III, Stewart K.P. Gross, Thomas J. McDonald, Charles E. Moran, John J. Neuhauser, Jerald A. Nine, Mark A. Townsend, Warburg, Pincus Ventures, L.P., Warburg, Pincus& Co. and Warburg Pincus LLC.

4 SmartForce Shareholder Voting Agreement, dated as of June 10, 2002, by and among SkillSoft Corporation, SmartForce Public Limited Company and each of the shareholders of SmartForce Public Limited Company listed on Schedule B attached hereto.

5 Agreement and Plan of Merger, dated as of June 10, 2002, by and among SkillSoft Corporation, Slate Acquisition Corp. and SmartForce Public Limited Company. (Incorporated by reference from SkillSoft Corporation's Current Report on Form 8-K filed on June 13, 2002).

Cusip No. 83170A206                                                 Page 7 of 10

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Dated:  June 13, 2002

                                       SKILLSOFT CORPORATION

                                       By: /s/ Charles E. Moran
                                          ---------------------
                                          Charles E. Moran
                                          Chairman of the Board,
                                          Chief Executive Officer and President

Cusip No. 83170A206                                                 Page 8 of 10



                                   SCHEDULE A

SKILLSOFT CORPORATION

         The name, present principal occupation or employment and beneficial ownership of SmartForce ADSs by each director and executive officer of SkillSoft Corporation is set forth below. In addition, the name, state of organization, principal business, address of the principal office and beneficial ownership of SmartForce ADSs by certain stockholders of SkillSoft Corporation who may be deemed to be a controlling person of SkillSoft Corporation is set forth below. Except where indicated otherwise, the business address of each is SkillSoft Corporation, 20 Industrial Park Drive, Nashua, New Hampshire 03062.

         DIRECTORS
---------------------------------------------------------------------------------------------------------------------------
                                                                                         BENEFICIAL OWNERSHIP OF SMARTFORCE
                                                                                                        ADSs
                                                                                         ----------------------------------
                                                                                                                SHARES
           NAME/PRESENT PRINCIPAL                                                          SHARES HELD        UNDERLYING
          OCCUPATION OR EMPLOYMENT                        BUSINESS ADDRESS                OUTRIGHT (#)        OPTIONS (#)
---------------------------------------------------------------------------------------------------------------------------
CHARLES E. MORAN                                                                                 11*                  0
Chairman of the Board, Chief Executive
Officer and President of SkillSoft
Corporation
---------------------------------------------------------------------------------------------------------------------------
STEWART K.P. GROSS                             Warburg, Pincus Ventures, L.P.                      0                  0
Managing Director and Member of Warburg        466 Lexington Avenue, 10th Floor
Pincus LLC                                     New York, New York 10017-3147
---------------------------------------------------------------------------------------------------------------------------
C. SAMANTHA CHEN                               Warburg, Pincus Ventures, L.P.                      0                  0
Managing Director and Member of Warburg        466 Lexington Avenue, 10th Floor
Pincus LLC                                     New York, New York 10017-3147
---------------------------------------------------------------------------------------------------------------------------
JAMES ADKISSON                                                                                     0                  0
Partner at Growth Resources International
---------------------------------------------------------------------------------------------------------------------------
WILLIAM T. COLEMAN III                                                                             0                  0
Chairman of the Board and Chief Executive      BEA Systems, Inc.
Officer of BEA Systems, Inc.                   2315 North First Street
                                               San Jose, California 95131
---------------------------------------------------------------------------------------------------------------------------
JOHN J. NEUHAUSER                              Boston College                                      0                  0
Dean of the Faculty and Academic Vice          84 College Road
President of Boston College                    Chestnut Hill, Massachusetts 02467
---------------------------------------------------------------------------------------------------------------------------

* Consists of SmartForce ADSs beneficially owned by Susan M. Moran, spouse of Charles E. Moran.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS
---------------------------------------------------------------------------------------------------------------------------
                                                                                                  BUSINESS ADDRESS
                                                                                         -----------------------------------
                         NAME/PRESENT PRINCIPAL
                        OCCUPATION OR EMPLOYMENT
---------------------------------------------------------------------------------------------------------------------------
THOMAS J. MCDONALD
Chief Financial Officer, Vice President, Operations, Treasurer and
Secretary
---------------------------------------------------------------------------------------------------------------------------
MARK A. TOWNSEND
Vice President, Product Development
---------------------------------------------------------------------------------------------------------------------------
JERALD A. NINE, JR.
Executive Vice President, Sales and Marketing and General Manager,
Books Division
---------------------------------------------------------------------------------------------------------------------------

Cusip No. 83170A206                                                 Page 9 of 10

CONTROLLING PERSON
---------------------------------------------------------------------------------------------------------------------------
                                                                                         BUSINESS ADDRESS
                                                                           ------------------------------------------------
                         NAME/PRESENT PRINCIPAL
                        OCCUPATION OR EMPLOYMENT
---------------------------------------------------------------------------------------------------------------------------
WARBURG, PINCUS VENTURES, L.P. (DELAWARE LIMITED PARTNERSHIP), WARBURG,
PINCUS & CO. (NEW YORK GENERAL PARTNERSHIP), WARBURG PINCUS LLC (NEW
YORK LIMITED LIABILITY COMPANY)
Principal Business:  Venture Capital Firm                                 466 Lexington Avenue, 10th Floor
                                                                          New York, New York 10017-3147
---------------------------------------------------------------------------------------------------------------------------


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Cusip No. 83170A206                                                Page 10 of 10



                                   SCHEDULE B

         STOCKHOLDERS

       NAME                                                SHARES (#)
GREGORY M. PRIEST                                             71,024
JEFFREY N. NEWTON                                              3,163
COLM DARCY                                                     4,335
RONALD C. CONWAY                                                   0
JOHN M. GRILLOS                                                2,700
JAMES S. KRZYWICKI                                             3,000
PATRICK J. MCDONAGH                                          300,000
FERDINAND VON PRONDZYNSKI                                         10
PATRICK ERIC MURPHY                                                0